O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2230

October 1, 2024

VIA EDGAR AND ELECTRONIC MAIL

Blake Grady, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

Re:	Biglari Holdings Inc. Cracker Barrel Old Country Store, Inc. (the “Company”) PREC14A filed September 23, 2024 by Biglari Holdings Inc. et al. (the “Proxy Statement”) File No. 001-25225

Dear Mr. Grady:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated September 30, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Biglari Holdings Inc. and the other participants in its solicitation (collectively, “Biglari”) and provide the following responses on Biglari’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed September 23, 2024

General

1.	Refer to the following statement on page 12: “Mr. Biglari disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.

Biglari acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

2.	Disclosure on page 22 states that “[u]nder applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.” However, subsequent disclosure on page 22 indicates that “if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on ‘routine’ matters without instructions from you.” Please revise to address this apparent discrepancy.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 1, 2024

Biglari acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 22 of the Proxy Statement.

3.	We note the Schedule 13D amendment filed by the Biglari Group on August 20, 2024. Please advise us as to why such filing was made over two months after Mr. Biglari delivered a letter addressed to the Chairman of the Board discussing, among other matters, “Biglari’s desire to gain representation on the Board.” Refer to Exchange Act Rule 13d-2(a).

Biglari acknowledges the Staff’s comment and respectfully offers the Staff the following explanation as to why its Schedule 13D amendment filed on August 20, 2024 was timely and complete.

Biglari has had a multi-year ongoing dialogue with the Company with respect to, among other things, the Company’s performance, operations, board of directors and management composition, corporate governance and ways to create shareholder value. As disclosed in several of Biglari’s Schedule 13D amendments, Biglari has been consistent in seeking board representation.

To that end, the letter addressed to the Chairman of the board of directors on June 11, 2024, was a part of an ongoing dialogue regarding ways to create value. As such, at the time of the June 11 Letter, Biglari does not believe there was a change in its intent with respect to its investment in the Company and believes that such discussions with the Company fall under the purview of, and are consistent with, the disclosure set forth in prior amendments to its Schedule 13D. Accordingly, Biglari does not believe that such private ongoing dialogue with the Company constituted a material change to the information previously disclosed in its Schedule 13D.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell